EXHIBIT 99.21

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

CORVUS GOLD INC. (the “Issuer”)
Suite 2300 – 1177 West Hastings Street
Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

October 21, 2013

Item 3.	News Release

The date of the material change report issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change report disclosed in this report is October 21, 2013.  The material change report was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange via Marketwire.

Item 4.	Summary of Material Change

The Issuer provides technical disclosure clarification pursuant to the North Bullfrog Project, Nevada following a review by the British Columbia Securities Commission.

Item 5.	Full Description of Material Change

The Issuer reports that as a result of a recent review by the British Columbia Securities Commission (“BCSC”), the Issuer is issuing the following news release to clarify its technical disclosure.

Failure to File NI 43-101 Compliant Technical Report for the North Bullfrog Project

The Issuer filed a technical report (the “Report”) for the North Bullfrog Project (“NBP”), dated June 4, 2013, in support of a preliminary economic assessment (“PEA”) disclosed on June 4, 2013.  The BCSC review has identified a number of examples where the technical report does not comply with the requirements of NI 43-101 and Form 43-101F1 (the “Form”). These include the following:

–	Section 22, “Economic Analysis” of the Report does not include all the information required by Item 22 (d) of the Form, specifically taxes and royalties

–	Section 3 “Reliance on Other Relevant Experts” of the Report contains disclaimers not permitted by item 3 of the Form

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The Report contains appendices containing detailed lists of information. As the objective of the Report is to provide summary of all material scientific and technical information as outlined in the Form, comprehensive appendices are not generally necessary in technical reports.

To correct the current situation going forward, the Issuer is working with the relevant Qualified Persons to prepare a revised technical report (“Revised Report”), with an effective date of June 4, 2013, incorporating a revised preliminary economic analysis, which addresses the foregoing issues and anticipates that the Revised Report will be filed on SEDAR on or about Monday, October 28, 2013.  In the meantime, investors should not rely upon the Report.

Technical Disclosure Issues

The Issuer has previously disclosed results of the PEA in a news release, financials and investor materials on its website that appears misleading and unbalanced.  For example:

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The Issuer’s 2013 Annual Information Form (“AIF”) dated August 27, 2013, Management Discussion & Analysis (“MD&A”) for the three months ending August 31, 2013 and news release dated July 4, 2013 (“News Release”) appear misleading as the disclosure only included the pre-tax and pre-royalty economics NPV and IRR for its North Bullfrog Project in Nevada (“NBP”) without disclosing the comparative post-tax and post-royalty values, which may substantially overstate the value of the project. This also occurs in the Precious Metals Summit video (the “Video”), the PEA page of its website and slide 18 of its October 2013 corporate presentation (the “Presentation”). The Issuer has removed the Video and Presentation from its website, and cautions that such disclosure is hereby retracted and should not be relied upon. Upon the completion of the Revised Report, the Issuer will issue a news release summarizing the revised PEA, which will include a revised NPV and IRR for the NBP based upon post-tax and post-royalty values.

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The disclosure of its PEA in the AIF, MD&A, Video, PEA page of the website and slide 18 of its Presentation appears unbalanced because the Issuer discloses upside sensitivity without providing equal downside sensitivity. Upon the completion of the Revised Report, the Issuer will issue a news release summarizing the Revised PEA, which will include disclosure of the downside sensitivity which will be contained in the Revised Report.

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In the news release dated June 6, 2013 and on the PEA page of its website, the Issuer refers to its PEA as an “optimized” PEA. This appears to be potentially misleading because it appears to imply a level of confidence that contradicts the definition of a PEA and the cautionary language required by s2.3 (3)(a) and s. 3.4(e) on NI 43-101. The Issuer notes that did not mean to imply, by the use of the term “optimized”, that the PEA had any level of confidence greater than that implied by the use of the term “PEA”. The use of the term “optimized” was an indication by the Issuer that, based on previous work and previous PEA’s on the NBP, the Report presented a PEA based on a potential scenario that the Issuer believed would be the optimum way to approach the project (i.e. on the basis of an overall development rather that the previously considered two stage approach). However, to avoid any confusion, the Issuer will not use the term “optimized” in connection with any PEA on the NBP.

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In the BNN interview (the “Interview”) posted on the Issuer’s Media page of its website from October 2012, the Issuer states the project is a “2 stage development that should come on-line in late 2014 to start producing gold at 40,000 ounces a year then ramp up in phase 2 adding 60,000 ounces a year for 100,000 ounces a year in 2016”. The BCSC is concerned that these statements are misleading because they fail to include any cautionary language stating that the Issuer has not established the economic viability of the proposed operation or

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any mineral reserves that would support the same and also does not disclose the higher risk of failure of this production decision in the circumstances. The Issuer notes that these references were intended only to suggest one potential approach to a possible development of the NBP (a two-stage process, based on its then current PEA for NBP), and should not be taken in any manner to suggest that the Issuer has established the economic viability of the NBP, that the Issuer had determined to proceed to production on the basis solely of the PEA, or that the Issuer had in any way made a production decision. For clarity, the Issuer confirms that it has not established the economic viability of the NBP, it has not identified any reserves at the NBP, it has not made any determination to proceed to production without the preparation of a feasibility study and it has not made any decision at all to proceed with production at the NBP. The current basis of project information is not sufficient to convert the estimated mineral resources to mineral reserves, and mineral resources that are not mineral reserves do not have demonstrated economic viability.

The Video, Presentation and Interview have been removed from the Issuer’s website, and such disclosure is hereby retracted and investors are cautioned that such disclosure should not be relied upon.  The Issuer will post revised 43-101 compliant disclosure on its website with respect to the PEA upon completion and filing of the Revised Report.

Non-Compliant Disclosure of a PEA

On slide 18 of its Presentation, in the Video, and on the PEA page of its website, the Issuer refers to the results of a PEA that is based in part on inferred resources.  This disclosure is contrary to NI 43-101, as it does not include the proximate cautionary language and details required under section 2.3(3).  While the required cautionary language was contained in the Report and the Release, it was not repeated as required in the Presentation, the Video or the PEA page of the website.  The Issuer will ensure that the required proximate cautionary language will appear in all places where the Revised PEA is disclosed.

Non-Compliant Disclosure of Mineral Resources

In its Presentation, Video and website, the Issuer discloses mineral resources that are contrary to s. 2.2 and 3.4 of NI 43-101.  For example:

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In the News Release, Video and on the PEA page of its website, the Issuer discloses an “In-pit resource”. Under section 2.2 (a) and 2.3(1)(a)of NI 43-101, the Issuer must use only the applicable resource categories (measured, indicated and inferred). Additionally, on slides 5, 7, 10, 16 and 19 of the Presentation, the Issuer does not provide the categories of the resources disclosed.

–	Contrary to s. 2.2(c), in the News Release, Video, PEA page of its website, and on slides 5, 7, 10, 16 and 19 of the Presentation, the Issuer adds inferred mineral resources to other categories.

–	Contrary to s. 2.2 (d), on slide 7 of the Presentation, the Issuer discloses resources solely in the form of metal content.

–	On slide 10 of the Presentation and in the Video, the Issuer discloses a mineral resource without providing all the necessary information required by s. 3.4 (a), (c), (d) and (e).

As noted above, the Issuer has removed the Presentation and Video and all disclosure therein is hereby retracted.  The Issuer will ensure that, upon the completion of the Revised Report, all disclosure of mineral resources made by the Issuer in its written disclosure and on its website will comply with the requirements of NI 43-101.

Qualified Person

In its website and in the Presentation, the Issuer does not identify and disclose the relationship to the Issuer of the qualified person who prepared, supervised the preparation of, or approved of the technical information it is disclosing.  Under section 3.1 of NI 43-101, the Issuer must do this for all written disclosure of technical information.  The Issuer will ensure that, in addition to the existing disclosure regarding the applicable Qualified Persons found in its news releases, AIF and MD&A, it will update its website to identify and disclose the relevant Qualified Persons and will ensure that all corporate presentations also contain such disclosure.

About the North Bullfrog Project, Nevada

The Issuer controls 100% of the NBP, which covers approximately 70 km² in southern Nevada just north of the historic Bullfrog gold mine formerly operated by Barrick Gold Corporation.  The property package is made up of a number of leased patented federal mining claims and 758 federal unpatented mining claims.  The project has excellent infrastructure, being adjacent to a major highway and power corridor.

The Issuer is presently carrying out an extensive drill program on the Yellowjacket and Sierra Blanca areas of the NPB and intends to complete a revised resource estimate and PEA for NBP in early 2014, which will incorporate all of the new data from the NBP since June 4, 2013.

Caution Regarding Adjacent or Similar Mineral Properties

This material change report contains information with respect to adjacent or similar mineral properties in respect of which the Issuer has no interest or rights to explore or mine.  The Issuer advises US investors that the mining guidelines of the US Securities and Exchange Commission (the “SEC”) set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”) strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Issuer has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties, and any production therefrom or economics with respect thereto, are not indicative of mineral deposits on the Issuer’s properties or the potential production from, or cost or economics of, any future mining of any of the Issuer’s mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, Chairman & CEO
Business Telephone No.: (303) 470-8700

Item 9.	Date of Report

October 22, 2013